 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the "Company"), dated March 21, 2011, containing a letter from the Chairman and CEO of the Company to the Company's shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
Dated: March 22, 2011	By:	(registrant) /s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) Letter to Shareholders from the Chairman and CEO

Hamilton, Bermuda, March 21, 2011

Dear Shareholder,

As Chairman and CEO, I would like to keep you well informed about developments in our Company and business. Here is my latest update.

In 4Q10 the Company had 15 trading suezmax vessels. In December, we accepted delivery of our 16th vessel, Nordic Vega. In April, we expect to have Nordic Harrier join our fleet, bringing us to 17 trading vessels. Two more newbuildings, Nordic Breeze and Nordic Zenith, are expected to be delivered to us in 3Q11 and 4Q11, respectively. Over one year, our trading fleet will have grown by more than 25%.

In addition, the Company has the financial resources to buy additional suezmax vessels. When the prices for second hand vessels look attractive to us, we will pursue further expansion.

How have the recent headlines affected us? The attacks from pirates in the Gulf of Aden and Indian Ocean have grown, not diminished. In my view, the international community has not done enough to curtail piracy. We therefore have taken further protective measures to safeguard our crews and assets.

The unrest in the Middle East and the conflict in Libya also represent challenges. The region is vitally important to global oil production and has several key loading ports. We had a vessel at a Libyan loading port recently, but decided to leave before the violence escalated.

There are no words that can adequately express our sorrow for the tragedy in Japan. Our Japanese friends are performing heroic feats in containing the serious consequences of the earthquake and tsunami. As far as the impact on our industry goes, it is too early to tell, but if nuclear power becomes less attractive, then it is reasonable to assume that the demand for other energy sources such as oil will increase.

I was interviewed on CNBC March 14, 2011 when we discussed the recent events associated with Libya, the Middle East and Japan and the impact on the tanker market. The interview can be viewed at the following link: http://www.cnbc.com/id/15840232?video=3000010434&play=1

We have cost benefits by having a fleet that consists only of modern suezmax vessels with double hulls.  We have been able to reduce our operating costs further over the last 12 months and we are always looking for ways to operate more efficiently.  I stress, however, that we never compromise on the high quality of our vessel maintenance. We base our maintenance plans on a life-span of 25 years for a tanker.

The Company also keeps its general and administrative costs in line, which combined with our low debt (at present we have no net debt) makes our cash break-even point very attractive.

So far this year the spot suezmax tanker rates as reported by IMAREX are on average higher than the average rates reported for our fleet in 4Q10. In March the spot suezmax tanker rates have increased to about $30,000 per day. As a matter of policy we do not attempt to predict future spot tanker rates. The IMAREX gives an indication of the level of the spot market while the actual rates achieved may differ from IMAREX.

Our earnings and dividend report for 1Q11 is expected to be released on May 9, 2011. The next dividend payment is planned for early June, the 55th consecutive quarterly payment.

Our primary objective is to maximize total return to our shareholders, including maximizing our quarterly cash dividend. Over time we have in the past produced a very competitive total return for our shareholders and we believe that we are in an excellent position to achieve such results in the future.

With our proven model and strong balance sheet we shall be in a position to reap the benefits in the markets as they develop, be they soft or strong from time to time. In soft tanker markets we expect to be in a position to acquire further vessels inexpensively compared to historic levels and thereby increasing the earnings and dividend capacity of the Company. In firm spot tanker markets good results and dividends can be expected.

Based on its transparent and predictable business model, growth of the fleet, strong balance sheet and available financial resources, Nordic American has a significant upside potential and a limited downside.

As always, the interests of our shareholders and management remain fully aligned. If shareholders do well, so does management and vice versa.

I am optimistic about the future of Nordic American.

All the best!

Sincerely,
Herbjorn Hansson
Chairman & CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tanker Shipping Limited
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291